Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

Continental Resources, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$4,309,817,781.48(1)	.0001102	$474,941.92(2)

Fees Previously Paid	$—		$—

Total Transaction Valuation	$4,309,817,781.48

Total Fees Due for Filing			$474,941.92

Total Fees Previously Paid			$—

Total Fee Offsets			$—

Net Fee Due			$474,941.92

(1) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying (A) 58,021,241, which is the total number of shares of common stock of Continental Resources, Inc. outstanding (“Shares”) not beneficially owned by (I) Harold G. Hamm (the “Founder”), the Founder’s family members and certain trusts established for the benefit of the Founder and such family members (collectively, the “Founder Family Rollover Shareholders”) and (II) the holders of Shares underlying unvested Company restricted stock awards (collectively, with the Founder Family Rollover Shareholders, the “Rollover Shareholders”) (calculated as the difference between 357,633,808, the total number of outstanding Shares and 299,612,567, the number of Shares beneficially owned by the Rollover Shareholders as of the date hereof) by (B) $74.28, which is the per Share tender offer price. The calculation of the Transaction Valuation is based on information provided as of October 12, 2022, the most recent practicable date.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Exchange Act was calculated by multiplying $4,309,817,781.48 by 0.0001102.

Table 2 – Fee Offset Claims and Sources

Inapplicable.